July 25, 2008
Via EDGAR and Facsimile (202.772.9361)
William H. Thompson, Branch Manager
Tanisha Meadows, Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Re:	Access Plans USA, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007 Filed April 2, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008 Filed May 9, 2008
Form 8-K Filed May 16, 2008
File No. 1-15667
Dear Mr. Thompson and Ms. Meadows:
     We are in receipt of the Staff’s July 7, 2008 letter commenting on our response letter dated June 12, 2008 in connection with our the above referenced Form 10-K, 10-Q and 8-K filings. We have numbered each of our responses to correspond to the numbered comment set forth in the Staff’s letter of July 7 and the particular report, the captions and page numbers.
Form 10-K for Fiscal Year Ended December 31, 2007
Consolidated Statements of Cash Flows, page F-6
COMMENT 1. We have reviewed your response to comments four and five in our letter dated May 22, 2008. We believe that advanced agent commissions and unearned commissions received from insurance companies should be classified as operating cash flows and not investing or financing cash flows pursuant to the guidelines in paragraphs 15 through 24 of SFAS 95. We do not believe the fact that these cash flows occur in advance of the agent’s or your earning the commissions affects the nature of the cash flows as an operating activity. Please restate your statements of cash flows accordingly, pursuant to the guidance in SFAS 154, or otherwise tell us in detail why you believe the revisions to the financial statements are not material to require a restatement. Refer for guidance regarding materiality to SAB Topic 1:M.
RESPONSE: In our response letter dated June 12, 2008 we stated that cash receipts and payments pertaining to advances received and paid could be considered to have some aspects of more than one class of cash flows. In light of your further comments arising from your review of our response to your May 22 enquiry, we now propose amending our consolidated statements of cash flow to reflect both advanced commissions received and paid as operating activity. Exhibit 1 sets forth a copy of the proposed change in the classification of these cash flows for the year ended December 31, 2007 (the Company had no advanced commissions prior to January 30, 2007), and Exhibit 2 sets forth the applicable changes to the commentary provided in Item 6 (Selected Financial Data) and Item 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) of our December 31, 2007 Form 10-K filing.
Additionally, we will amend the consolidated statements of cash flows set forth in our March 31, 2008 Form 10-Q filing to conform to the above presentation. Exhibit 3 sets forth a copy of the proposed change in the classification of these cash flows for the quarter ended March 31, 2008 and 2007 and Exhibit 4 sets forth the applicable changes to the commentary provided in Item 2 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) of our March 31, 2008 Form 10-Q filing.
Note 8. Goodwill and Other Intangible Assets, page F-l6
COMMENT 2: We have reviewed your response to comment seven in our letter dated May 22, 2008 and do not believe you have adequately explained your basis in GAAP for reclassifying $1.26 million of amortizing customer contract intangibles to goodwill during 2006. In this regard, we do not believe that the fact that the $1.26 million related to contingent consideration dictates that the amount be classified as goodwill. Please provide further justification for your accounting or otherwise tell us how you plan to revise your financial statements to comply with GAAP. In responding to the comment, please also advise us as to the terms of the contingent consideration arrangement and tell us the basis in GAAP for your accounting for the contingent consideration as an additional cost of the acquired entity. Refer, for guidance, to paragraphs 25 through 31, of SFAS 141.
RESPONSE: The following summarizes the financial terms of the June 18, 2004 purchase agreement to acquire Access Healthsource, Inc an El Paso based third party administrator.(which we have subsequently renamed Foresight TPA). In accordance with the purchase agreement, the Company agreed to pay and deliver to the former owners cash and shares comprising:
a.	Initial cash consideration at closing of $2.0 million. The initial purchase allocation resulted in recording net identifiable assets and a residual of goodwill.
b.	Contingent consideration, at closing, comprising 488,486 shares of common stock, valued at $1.4 million. These shares were placed in escrow pending the renewal of a significant public sector contract. Later in 2004, the aforementioned public sector contract was renewed, and accordingly the initial contingent consideration, comprising the 488,486 shares, was released from escrow and, consistent with paragraphs 25 to 27 of SFAS 141, the Company recorded a $1.4 million increase to the cost of the acquired entity. This was recorded initially as an amortizable customer contract intangible asset.

c.	Additional contingent consideration comprised a pre-established multiple of earnings before interest, taxes, depreciation and amortization (EBITDA) in excess of the EBITDA targets established for fiscal 2005 and 2006, subject to a maximum total payout (inclusive of the initial consideration) of approximately $9.4 million. During fiscal 2005 the El Paso operation exceeded the EBITDA threshold, and accordingly the former owners received additional consideration aggregating $4.464 million. This additional consideration, which comprised a cash payment of $2.232 million and the issuance of 1,656,997 shares (valued at $2.232 million), was recorded as an increase to the cost of the acquired entity consistent with paragraph 28 of SFAS 141. This was recorded as goodwill because there were no remaining unvalued assets. The EBITDA target for fiscal 2006 was not met; accordingly, no further contingent consideration was paid.
During 2004, the company made the determination to record the $1.4 million of initial contingent consideration referred to in item b) as an intangible asset amortizable over the contract’s expected life of ten years. In 2005, the company made the determination to record the additional contingent consideration referred to in item c) as goodwill. No amortization was recorded in 2004 on the intangible asset noted above as the amount would have been immaterial. For the year ended December 31, 2005, the Company recorded an amortization charge on the intangible asset of $140,000, resulting in a balance of $1.26 million at December 31, 2005.
In fiscal 2006, the Company concluded that the initial contingent consideration (of $1.4 million) should have been accounted for in a manner consistent with the additional contingent consideration aggregating $4.464 million. As a result of this conclusion, the Company reclassified the $1.26 million from Intangible Assets to Goodwill.
The Company recognizes at this time it was likely incorrect to reclassify the first $1.4 million contingent payment from intangible asset to goodwill, due to the value applicable to the contract renewal. However, the Company believes the impact is immaterial to its financial statements for all periods affected. If the Company had not made the reclassification of the intangible asset to goodwill, and instead continued to record the initial contingent consideration as an amortizable asset, then the Company would have recorded an additional amortization charge of $140,000 in fiscal 2006. This would have resulted in a 1.8% increase in the reported loss for the year ended December 31, 2006 from $7,724,000 (the amount reported in our 2006 Form 10-K filing) to $7,864,000. The impact on stockholders’ equity which aggregated $13.4 million at December 31, 2006 would have been 1.0%.
During fiscal 2006, we partially wrote-down the goodwill balance attributable to the Access Healthsource, Inc acquisition by recording a $3,640,000 impairment charge. During fiscal 2007, we fully wrote-off the remaining goodwill balance (which included the aforementioned $1,260,000 intangible asset reclassification) by recording an additional $4,092,000 impairment charge. If the Company had not made the $1,260,000 intangible asset reclassification during 2006, and instead continued to record the initial contingent consideration as an amortizable asset, then the impairment charge recorded by the Company in fiscal 2007 would have been $140,000 lower. This would have resulted in an immaterial 1.1% decrease in the reported loss for the year ended December 31, 2007 from $13,155,000 (the amount reported in our 2007 Form 10-K filing) to $13,015,000. There would have been no impact on stockholders’ equity at December 31, 2007. In addition, under a FAS 144 assessment of impairment of the intangible asset it would have been fully written off in 2007 because the same factors impacting the write off of the goodwill also impacted the value of the contract. That is, due to certain circumstances and related bad publicity surrounding the Company’s El Paso business segment disclosed in the Company’s 2007 10K, the contract in question for which the $1.4 million in value was initially recorded was known at that time also to be in jeopardy.
In light of the above, we believe that any restatement of reported results for fiscal 2006 and 2007 to reflect reversal of the $1,260,000 intangible asset reclassification recorded during fiscal 2006 would not materially impact the reported net income for the years ended December 31, 2006 and 2007, or the reported stockholders’ equity as of December 31, 2006 and 2007. Further, we previously concluded that the $140,000 amortization charge recorded prior in 2005 was immaterial relative to the reported loss for that year of $13,371,000.
Accordingly, we do not believe that the circumstances warrant any restatement of previously reported results to address the fiscal 2006 reclassification of a $1,260,000 intangible asset to goodwill.
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Exhibits 31.1 and 31.2
COMMENT 3. You omitted the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. Please file an amendment to include a certification that complies with Item 601(b)(31)(i) of Regulation S-K. The amendment may be abbreviated and consist of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.
RESPONSE: We will comply with the Staff’s comment with respect to Exhibits 31.1 and 31.2. Exhibit 5 provides a copy of the amended exhibits that we will file.
Please note that the amended Exhibit 31.2 will be signed by Ian R. Stuart, who has assumed the position of chief financial officer and principal accounting officer following the resignation of Robert L. Bintliff on May 28, 2008.
* * * * * * *
Sincerely,
Ian R. Stuart,
Interim President and Chief Executive Officer

EXHIBIT 1
ACCESS PLANS USA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

Dollars in Thousands	2007	2006	2005
Operating activities:
Net loss	$(13,155)	$(7,724)	$(13,371)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,132~~5~~	774	1,754
Gain on sale of discontinued operations	—	—	(480)
Provision for losses on accounts ~~and notes~~ receivable and agent advances	349	39	198
Stock options expense	401	231	—
Goodwill impairment including tax considerations	12,072~~69~~	6,866	12,900
Deferred income taxes	(433)	—	1,146
Other non-cash items and loss on disposal of fixed assets	338	453	94
Changes in operating assets and liabilities (net of businesses~~d~~ acquired):
Accounts and notes receivable, net	144	34	(149)
Advanced agent commissions	(825)	—	—
Income taxes receivable	176	724	(66)
Inventory	—	128	(188)
Prepaid expenses	1,319	(25)	(920)
Other assets	~~58~~662	75	7
Accounts payable	(170)	(289)	(3)
Accrued liabilities	(787~~97~~ )	(518)	(299)
Unearned commissions	523	—	—
Deferred fees	(225)	35	(107)
Income taxes payable	(86)	(78)	(2)

Net cash provided by operating activities	1,435~~737~~	725	514

Investing activities:
Decrease (increase) in unrestricted short-term investments	200	(200)	—
Decrease (increase) in restricted short-term investments	320	(1,170)	(250)
~~Increase in advanced agent commissions~~	~~(825 )~~	~~—~~	~~—~~
Purchase of fixed assets	(305)	(848)	(336)
Cash used in business combinations, net of cash acquired	(832)	(1,045)	(1,711)
Proceeds from sale of discontinued operations	—	—	475

Net cash used in investing activities	(617~~1,442~~ )	(3,263)	(1,822)

Financing activities:
Exercise of stock options	—	—	25
Payments of capital leases	(190)	(241)	(620)
Purchase of treasury stock	—	—	(369)
Decrease in debt, net	(1,149)	—	—
~~Unearned commissions~~	~~437~~	~~—~~	~~—~~

Net cash used in financing activities	(1,339~~816~~ )	(241)	(964)

Net decrease in cash and cash equivalents	521	2,779	2,272
Cash and cash equivalents at beginning of year	3,232	6,011	8,283

Cash and cash equivalents at end of year	$2,711	$3,232	$6,011

Supplemental disclosure:	$295	$998	$(155)

Income taxes recovered (paid), net of taxes paid	$233	$50	$72

Interest paid
Non-cash investing and financing activities:	$—	$—	$507

Acquisition of fixed assets through capital leases, net of retirements	$10,540	$521	$1,710

Stock issuance for consideration on business combination	$—	$(5,585)	$663

The accompanying notes are an integral part of these consolidated financial statements.

F-6

EXHIBIT 2, pg 1 of 2

Dollars in Thousands	2007		2006	2005	2004	2003
Cash Flows Data:
Net cash provided by operating activities	$1,435~~823~~		$725	$514	$1,759	$7,819
Net cash used in investing activities	(617~~1,442~~	)	(3,263)	(1,822)	(2,595)	(945)
Net cash used in financing activities	(1,339~~902~~	)	(241)	(964)	(1,969)	(1,398)

	December 31,
Dollars in Thousands	2007	2006
Balance Sheet Data:
Cash and cash equivalents	$2,711	$3,232
Unrestricted short-term investments	—	200
Restricted short-term investments	1,231	1,420
Current assets	10,614	6,800
Working capital	1,076	3,996
Total assets	20,818	16,244
Current liabilities	9,538	2,804
Total liabilities	9,561	2,852
Stockholder’s equity	11,257	13,392

(1)	Operating results for the Insurance Marketing Division are included only from February 2007 forward, after the completion on January 30, 2007 of the acquisition of Insurance Capital Management USA, Inc. (“ICM”). ICM’s assets and liabilities acquired were initially valued, in the aggregate net amount of $10,540,000, based upon the market value of the common stock issued as consideration in the acquisition. Of those amounts we allocated $10,087,000 to goodwill and $3,700,000 to other intangible assets. Operating results for the Consumer Plan Division include the operating results of Protective Marketing Enterprises, Inc. (“PME”) from the date of its acquisition on October 1, 2007. PME was acquired, and became one of our wholly-owned subsidiaries, for a cash consideration of $1,098,000.

(2)	We acquired Foresight in 2004 for a purchase price of $8,244,000. The total includes cash payments of $4,232,000 and distribution of 2,145,483 shares with a value of $3,632,000 paid to the seller and acquisition costs of $380,000.

(3)	Certain reclassifications have been made to prior period financial information to conform to the current presentation of the financial information.

(4)	For the years ended December 31, 2007, 2006 and 2005 and outstanding stock options of 31,369, 43,575, 25,375 shares, respectively, were not included in the calculation of fully diluted earnings per share because the inclusion would have been anti-dilutive.
ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
     We develop and distribute quality affordable consumer driven healthcare programs for individuals, families, affinity groups and employer groups across the nation. Our products and programs are designed to deal with the rising costs of healthcare. These products and plans include health insurance plans and non-insurance healthcare discount programs to provide solutions for the millions of Americans who can no longer afford or do not have access to traditional health insurance coverage.
     The current organization of our business, including our new Insurance Marketing Division, is a result of our January 30, 2007 merger with Insurance Capital Management USA, Inc. (“ICM”). As a result of this merger, and to properly reflect our broadened mission of providing access to affordable healthcare for all Americans, we changed our name from Precis, Inc. to Access Plans USA, Inc. Beginning in 2007, our operations are organized under three business divisions, Consumer Plans, Insurance Marketing and Regional Healthcare:
     Consumer Plan Division. We offer savings on healthcare services throughout the United States to persons who are uninsured and under-insured. These savings are offered by accessing the same preferred provider organizations (PPOs) that are utilized by many insurance companies. We design these programs

EXHIBIT 2, pg 2 of 2
     SFAS 109, Accounting for Income Taxes, requires the separate recognition, measured at currently enacted tax rates, of deferred tax assets and deferred tax liabilities for the tax effect of temporary differences between the financial reporting and tax reporting bases of assets and liabilities, and net operating loss carry forward balances for tax purposes. A valuation allowance must be established for deferred tax assets if it is “more likely than not” that all or a portion will not be realized. At December 31, 2007 we had current deferred tax assets of $23,000 and non-current deferred tax liabilities of $23,000. At December 31, 2006 we had non-current deferred tax assets of $387,000 and current deferred tax liabilities of $387,000. The current deferred tax asset is primarily due to the net operating loss carry-forward that, if not utilized, will expire at various dates through 2027. The deferred tax liability is primarily related to the acquisition related intangible assets deducted for tax purposes in the year of payment. At December 31, 2007 and December 31, 2006 we had valuation allowances of $291,000 and $862,000, respectively, to fully offset net deferred tax assets on these dates. The utilization of net operating loss carry forwards during 2007 is the primary source of the income tax benefit of $591,000 reflected in our income statement.
Liquidity and Capital Resources
     Operating Activities. Net cash provided by operating activities for the years ended December 31, 2007, 2006 and 2005 was $1,435~~823~~,000, $725,000 and $514,000, respectively. The increase in net cash provided by operating activities of $1,098,000 was primarily due to the utilization of prepaid expenses which were paid in advance in prior years as part of our tax planning strategies. The increase in net cash provided by operating activities of $211,000 from 2005 to 2006 was due primarily to an increase in federal income tax refunds of $220,000 resulting from those same tax planning strategies.
     Investing Activities. Net cash used in investing activities for the years ended December 31, 2007, 2006 and 2005 was $~~1,442~~617,000, $3,263,000 and $1,822,000, respectively. The reduction in net cash used in investing activities from 2006 to 2007 of $~~1,821~~2,646,000 resulted primarily from changes in ~~our arrangements~~ the restricted cash requirements established by our service providers for clearing our credit card and automated clearing house charges for customer membership fees. During 2007 we were able to release $320,000, whereas in 2006 we were required to increase the cash reserves by $1,170,000. ~~which reversed increasing requirements for cash reserves pledged to our clearing service providers.~~ Additionally, purchases of fixed assets declined by $543,000 from 2006 to 2007. The increase in net cash used by investing activities from 2005 to 2006 of $1,441,000 was due primarily to an increase in the amount allocated to restricted short-term investments of $920,000 and an increase in the amount allocated to unrestricted short-term investments of $200,000 for pledging to the clearing service providers, as well as an increase in purchases of fixed assets of $512,000. Additionally, cash provided by investing activities in 2005 included $475,000 in proceeds from sale of discontinued operations in 2005, offset by a decrease in cash used in business combination of $666,000.
     Financing Activities. Net cash used in financing activities for the years ended December 31, 2007, 2006 and 2005 was $1,339~~902~~,000, $241,000 and $964,000, respectively. The increase in cash used in financing activities from 2006 to 2007 of $1,098~~661~~,000 was primarily due to repayments of loans from a commercial bank and a specialty lender that were necessitated by the death of our former Chairman and Chief Executive Officer, Peter W. Nauert. He had personally guaranteed that debt. The decrease in net cash used in financing activities in 2006 from 2005 of $723,000 was primarily due to a net decrease in capitalized lease payment obligation of $379,000, and treasury stock purchases of $369,000 in 2005.
     On December 31, 2007 and 2006, we had working capital of $1,076,000 and $3,996,000, respectively. This decline is due primarily to the assumption of liabilities in the acquisition of ICM.
Other than our $48,000 capital lease obligations, we do not have any capital commitments. We anticipate that our capital expenditures for 2008 will not significantly exceed the amount incurred during 2007. We require working capital to advance commissions to our agents prior to our receipt of the underlying commission from the insurance carrier. On March 24, 2008, we entered into a financing arrangement with a specialty lender for financing of up to $1,604,972 to extinguish existing debt and to provide additional working capital, including financing for advances of commissions to agents. This debt must be repaid in monthly installments over 36 months. See a further discussion of this borrowing arrangement at “Item 9B. Other Information.” As the result of that arrangement, we have access to a sufficient amount of working capital to meet our needs, but our ability to grow this segment will depend

EXHIBIT 3
ACCESS PLANS USA, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

	For the Three Months
	Ended March 31,
Dollars in Thousands	2008	2007
Operating activities:
Net loss	$(1,043)	$(325)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	335	250
Provision for losses on accounts and notes receivable	48	(19)
Loss on disposal and impairment of fixed assets	—	32
Stock options expense	36	259
Changes in operating assets and liabilities (net of business acquired):
Accounts and notes receivable, net	(77)	120
Advanced agent commissions	(730)	(361)
Income taxes receivable, net of payable	(6)	28
Inventory	—	6
Prepaid expenses	(105)	475
Other assets	(117)	(12)
Accounts payable	65	111
Accrued liabilities	154	(196)
Unearned commissions	236	60
Deferred service fees and deferred enrollment fees, net of acquisition costs	(83)	(70)

Net cash (used) provided by operating activities	(1,287~~793~~ )	358~~659~~

Investing activities:
(Increase) decrease in restricted short-term investments	(504)	320
~~Increase in advanced agent commissions~~	~~(730 )~~	~~(361 )~~
Purchase of fixed assets	(105)	(144)
Cash acquired in business combination, net	—	77

Net cash used in investing activities	(609~~1,339~~ )	~~(~~253~~108 )~~

Financing activities:
Payments of capital leases	(48)	(50)
Increase (decrease) in debt, net	605	(44)
~~Unearned commissions~~	~~236~~	~~60~~

Net cash provided by (used) in financing activities	557~~793~~	(94~~34~~ )

Net change in cash and cash equivalents	(1,339)	517
Cash and cash equivalents at beginning of period	2,711	3,232

Cash and cash equivalents at end of period	$1,372	$3,749

Supplemental disclosure:
Income taxes recovered (paid), net	$(35)	$—

Interest paid	$29	$48

Non-cash investing and financing activities:
Accrued cash and stock issuance for consideration on business combination	$—	$7,018

The accompanying notes are an integral part of these condensed consolidated financial statements.

3

EXHIBIT 4, pg 1 of 2
PART I — FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS (UNAUDITED)
Our financial statements which are prepared in accordance with Regulation S-X are set forth in this report beginning on page 26.
ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion is qualified in its entirety by the more detailed information in our 2007 Annual Report on Form 10-K and the financial statements contained in this report, including the notes thereto, and our other periodic reports filed with the Securities and Exchange Commission since December 31, 2007 (collectively referred to as the “Disclosure Documents”). Certain forward-looking statements contained in this report and in the Disclosure Documents regarding our business and prospects are based upon numerous assumptions about future conditions that may ultimately prove to be inaccurate and actual events and results may materially differ from anticipated results described in the forward-looking statements. Our ability to achieve these results is subject to the risks and uncertainties discussed in the Disclosure Documents. Any forward-looking statements contained in this report represent our judgment as of the date of this report. We disclaim, however, any intent or obligation to update these forward-looking statements. As a result, the reader is cautioned not to place undue reliance on these forward-looking statements.
     We at Access Plans USA, Inc. develop and distribute quality affordable consumer driven healthcare programs for individuals, families, affinity groups and employer groups across the nation. Our products and programs are designed to deal with the rising costs of healthcare. They include health insurance plans and non-insurance healthcare discount programs to help provide solutions for the millions of Americans who need access to affordable healthcare.
     Our operations are organized under three business divisions:
     Consumer Plan Division. Our Consumer Plan Division develops and markets non-insurance healthcare discount programs and association memberships that include defined benefit insurance features. These programs are distributed through multiple distribution channels. The division operates through our wholly-owned subsidiaries, The Capella Group, Inc. (“Capella”) and Protective Marketing Enterprises, Inc. (“PME”). PME also owns and manages a proprietary customer healthcare advocacy department and proprietary networks of dental and vision providers that provide services at negotiated rates to members of our discount medical plans (“program members”) and to members of other plans that have contracted with us for access to our networks (“network access members”). Before 2007, this division was referred to as our Consumer Healthcare Savings segment.
     Insurance Marketing Division. Our Insurance Marketing Division markets individual health insurance products and related benefit plans, including specialty insurance products, primarily through a broad network of independent agents. We support our distribution channels with web-based technology, incentive programs and back-office support. This division operates as Insuraco USA LLC (“Insuraco”).
     Regional Healthcare Division. Our Regional Healthcare Division offers third-party claims administration, provider network management, and utilization management services for employer groups that utilize partially self-funded strategies to finance their employee benefit programs. It also owns and manages a proprietary network of medical providers. This division operates as Foresight TPA (“Foresight”) and was previously referred to as the Employer and Group Healthcare Services segment. Foresight TPA is the assumed name of Access HealthSource, Inc.
Summary Results of Operations
     For the first quarter, we reported revenue of $10,585,000, an increase of $2,260,000 or 27%, compared to $8,325,000 during the comparable quarter in 2007. First quarter 2008 revenue included $5,809,000 attributable to the Insurance Marketing operations acquired in the merger with ICM on January 30, 2007, and $3,416,000 for first quarter 2007, and $1,160,000 attributable to the Consumer Plan operations acquired in the acquisition of PME on October 1, 2007. Our net loss for the first quarter of 2008 was $1,043,000 or $(.05) per fully diluted share, compared to a net loss of $325,000 or $(.02) per fully diluted share for the comparable quarter in 2007. We used $~~793~~1,287,000 of cash in our operating activities during the first quarter of 2008.

EXHIBIT 4, pg 2 of 2
Liquidity and Capital Resources
     Operating Activities. Net cash used in operating activities for the three months ended March 31, 2008 was $1,287~~793~~,000 and net cash provided for the three months ended March 31, 2007 was $358~~659~~,000. The decrease in net cash provided by operating activities of $1,645~~452~~,000 was due primarily to greater net losses in the Regional Healthcare and Consumer Plan Divisions, as previously discussed, as well as prior year operations benefiting from the utilization of greater amounts of expenses that were prepaid at December 31, 2006 in conjunction with tax planning strategies.
     Investing Activities. Net cash used by investing activities for the three months ended March 31, 2008 and 2007 was $609~~1,339~~,000 and $253~~108~~,000, respectively. The increase in net cash used in investing activities of $862~~1,231~~,000 was due primarily to ~~$730,000 of additional advancing of commissions to agents as well as~~  pledging $504,000 to secure bonds for regulatory licenses.
     Financing Activities. Net cash provided by financing activities for the three months ended March 31, 2008 and 2007 was $557~~793~~,000 ~~net cash used in financing activities for the three months ended March 31, 2007 was~~ $94~~34~~,000, and $94,000, respectively. The increase in cash provided by financing activities was due primarily to borrowings under a new credit facility with a specialty lender and increases in advances from carriers.
     On March 31, 2008 and December 31, 2007 we had working capital of $1,283,000 and $1,076,000, respectively. The increase in working capital during the first quarter of 2008 of $207,000 was due primarily to long-term borrowings under a new credit facility with a specialty lender, as discussed below.
     We do not have any capital commitments as of March 31, 2008. We anticipate that our capital expenditures for 2008 may exceed the amount incurred during 2007 due to the need to relocate PME’s operating facility and complete other steps to integrate PME into our operations. We require working capital to advance commissions to our agents prior to our receipt of the underlying commission from the insurance carrier. On March 24, 2008, our subsidiary AHCP entered into a Loan and Security Agreement (the “Loan Agreement”) with CFG, LLC (“CFG”). We are co-borrowers under the Loan Agreement. Through the Loan Agreement, CFG loaned AHCP $1,604,972. We used some of the proceeds from this loan to pay off existing debt that we had incurred to finance our agent commission advance program for our Insurance Marketing Division. Additional proceeds from the loan are available for our working capital needs, including the agent advance program. Outstanding balances under the loan are charged interest at a rate that is the greater of (x) five (5) percentage points above the prime rate as reported in the Wall Street Journal as of the first publication day of the month, and (y) 10%. As of March 31, 2008, the interest rate was 11.0% per annum. We are obligated to repay the loan in 36 monthly payments of $52,000, although the monthly amount may change as the applicable interest rate changes. We may prepay the loan at any time without penalty. The debt is secured by the assets, including rights to commissions from insurance carriers, of AHCP. CFG may accelerate the amounts owed under the loan should we default in our obligations under the Loan Agreement.
     Growth in our Insurance Marketing Division will necessitate additional financing to fund future advances. Additionally, if we incur losses from the operation of our Regional Healthcare Division, our cash and working capital may be reduced or consumed. We are attempting to modify our arrangements for clearing credit card charges so that less cash will be required to be pledged to our clearing service providers. However, there is no assurance that those efforts will be successful.
     Because our capital requirements cannot be predicted with certainty, there is no assurance that we will not require any additional financing during the next twelve months, and if required, that any additional financing will be available on terms satisfactory to us or advantageous to our stockholders.
ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     We do not have any investments in market risk sensitive investments.
ITEM 4. CONTROLS AND PROCEDURES (and ITEM 4T. CONTROLS AND PROCEDURES)
     Our Interim Chief Executive Officer and our Chief Financial Officer are primarily responsible for establishing and maintaining disclosure controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission. These controls and procedures are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

2

EXHIBIT 5, pg 1 of 2
EXHIBIT 31.1
CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
I, Ian R. Stuart, certify that:
1.	I have reviewed this Quarterly Report on Form 10-Q of Access Plans USA, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).for the registrant and have:
a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c~~b~~.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d~~c~~.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent third quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors:
a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 9, 2008	By:	/s/ IAN R. STUART
Ian R. Stuart
Interim President and Chief Executive Officer

EXHIBIT 5, pg 2 of 2

EXHIBIT 31.2
CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
I, Ian R. Stuart, certify that:
1.	I have reviewed this Quarterly Report on Form 10-Q of Access Plans USA, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c~~b~~.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d~~c~~.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent third quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors:
a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 9, 2008	By:	/s/ ~~ROBERT L. BINTLIFF~~ IAN R. STUART
~~Robert L. Bintliff~~ Ian R. Stuart
Chief Financial Officer and Principal Accounting Officer